UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

THE TUBE MEDIA CORP
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

898561 10 5
(CUSIP Number)

June 29, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 898561 10 5     13G
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1.   Names of Reporting Persons.
Tribune Company, on behalf of Tribune Broadcasting Company its wholly-owned subsidiary and the record holder of the securities referred to below.

I.R.S. Identification Nos. of above persons (entities only).
Tribune Company: 36-1880355
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [  ]
(b) [  ]

    Not applicable
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3.   SEC Use Only

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4.    Citizenship or Place of Organization

    Delaware
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Number of Shares	5.	Sole Voting Power - 3,539,959 shares* -----------------------------------------------------
Beneficially Owned by	6.	Shared Voting Power - 0 shares -----------------------------------------------------
Each	7.	Sole Dispositive Power - 3,539,959 shares* -----------------------------------------------------
Reporting Person With:	8.	Shared Dispositive Power - 0 shares

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9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,539,959 shares*
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10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)

    Not applicable
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11.   Percent of Class Represented by Amount in Row (9)

11.7%
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12.  Type of Reporting Person (See Instructions)

CO
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*Includes 1,000,000 shares issuable upon the exercise of warrants which are fully exercisable as of the date of this filing.

ITEM 1(a)  NAME OF ISSUER:

The Tube Media Corp.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1451 West Cypress Creek Road, Suite 300, Ft. Lauderdale, Florida 33309

ITEM 2(a). NAME OF PERSON FILING:

Tribune Company, on behalf of Tribune Broadcasting Company its wholly-owned subsidiary and the record holder of the securities referred to below.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

435 North Michigan Avenue, Chicago, Illinois 60611

ITEM 2(c).  CITIZENSHIP:

Delaware

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

Common Stock, par value $.0001 per share

ITEM 2(e). CUSIP NUMBER:

898561 10 5

ITEM 3. Not Applicable

ITEM 4. OWNERSHIP.

(a)	Amount beneficially owned:

3,539,959 shares*

(b)	Percent of class:

11.7%

(c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote - 3,539,959*
(ii)	Shared power to vote or direct the vote - 0
(iii)	Sole power to dispose or to direct the disposition of - 3,539,959*
(iv)	Shared power to dispose or to direct the disposition of - 0

* Includes 1,000,000 shares issuable upon the exercise of warrants which are fully exercisable as of the date of this filing.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR
CONTROL PERSON.

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

ITEM 10. CERTIFICATIONS.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 6, 2006
TRIBUNE COMPANY By: /s/ Mark W. Hianik Name: Mark W. Hianik Title: Vice President